FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Global Education & Technology Group Limited

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: November 4, 2011

Exhibit 99.1

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 12, 2011

On December 12, 2011, Global Education & Technology Group Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:30 a.m., local time, at the Company’s offices at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, PRC for the following purposes:

1.	Re-election of Mr. Gary Xinzhong Xu as a class A director of the Company.

2.	Appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ending December 31, 2011.

3.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 28, 2011 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Rita Zheng Liu, Investor Relations, Global Education & Technology Group Limited, 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing 100081, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2011 Annual Report are also available through our website at http://www.gedu.org.

By Order of the Board of Directors,

/s/ Xiaodong Zhang
Xiaodong Zhang
Chairman of the Board

November 3, 2011

Exhibit 99.2

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)

REPRESENTING ORDINARY SHARES OF

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Please refer to the reverse side of this card for the Proposals to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN

Proposal 1	☐	☐	☐

Proposal 2	☐	☐	☐

			Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐
Address Change ☐ Mark box, sign and indicate changes/comments below:

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

1.	Re-election of Mr. Gary Xinzhong Xu as a class A director of the Company.

2.	Appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ending December 31, 2011.

Global Education & Technology Group Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Global Education & Technology Group Limited (the “Company”) will be held at 10:30 a.m. (Beijing Time), on Monday, December 12, 2011 at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, PRC, to take action in the Proposals set forth on this Voting Instruction Card.

If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs in respect of such Proposals at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Proposals, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., December 8, 2011. Only the registered ADS holders of record at the close of business on October 28, 2011, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADSs representing Ordinary Shares of the Company of record on October 28, 2011, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by such ADSs registered in the name of the signatory, on the Proposals at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 12:00 p.m., December 8, 2011.

For more information regarding the Meeting please visit the Company’s website at http://ir.globaleducation.cn/

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

Exhibit 99.3

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on December 12, 2011 at 10:30 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the Company’s offices at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, PRC.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Global Education & Technology Group Limited (the “Company”), if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A. if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 28, 2011 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of October 14, 2011, 105,246,529 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, approximately 29,947,636 of which were represented by ADSs (with each ADS representing four ordinary shares). Two (2) shareholders entitled to vote and present in person, or (in the case of a ordinary shareholder being a corporation) by its duly authorised representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the record are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person, or (in the case of a ordinary shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is demanded by the chairman of the meeting. The chairman intends to demand a poll at the meeting. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of Ordinary shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, JPMorgan Chase Bank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those ordinary shares at the annual general meeting.

JPMorgan Chase Bank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS A DIRECTOR

According to Article 87 of our Articles of Association, our board of directors is divided into three classes, namely class A directors, class B directors, and class C directors. At the first annual general meeting following the completion of our initial public offering, all class A directors shall retire from office and be eligible for re-election. However, our chief executive officer shall not, while in such office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. As a result, Mr. Yongqi Zhang, a class A director and our chief executive officer, is not subject to retirement or re-election at this meeting. Mr. Gary Xinzhong Xu, our other class A director, is therefore the only director subject to retirement and re-election at this meeting. We now hereby nominate Mr. Gary Xinzhong Xu for re-election as class A director at the 2011 annual general meeting. Mr. Xu will hold office for a three year term and until his successor is elected and is duly qualified, or until his disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Mr. Gary Xinzhong Xu. The board has no reason to believe that he will be unable or unwilling to serve as a director if elected. In the event that Mr. Xu should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Mr. Gary Xinzhong Xu, including his age as of December 12, 2011, the principal position currently held by him and his biography:

Name	Age	Position

Gary Xinzhong Xu	47	Director

Mr. Gary Xinzhong Xu has served as our director since October 2010. Mr. Xu is currently Professor of Finance as well as Dean of Lingnan (University) College Sun Yat-Sen University. Prior to taking this position in September 2011, he was the Associate Dean and Chairman of the Academic Committee at the School of Management of Peking University. He is also currently the Associate Editor of the Journal of Corporate Finance, and editorial board member of the British Accounting Review and the Journal of Chinese Economic and Business Studies. He currently serves as an independent director on the board of directors of Irico Group Electronics Company Limited, which is listed on the Hong Kong Stock Exchange.

He also serves on the boards of two private companies in China. Mr. Xu received a bachelor’s degree in geophysics from Peking University, a MBA from Aston University, and a PhD in finance from Lancaster University.

The director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2

APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, be appointed as our independent auditor for the fiscal year ending December 31, 2011. PwC has served as our independent auditor since 2010.

In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of PwC is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE APPOINTMENT OF PWC AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2011.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Xiaodong Zhang
Xiaodong Zhang
Chairman of the Board

November 3, 2011